Exhibit 99.1

Solarfun Signs Long Term Agreement to Supply Photovoltaic Modules to Ecostream

    SHANGHAI, China--(BUSINESS WIRE)--April 18, 2007--Solarfun Power Holdings Co., Ltd. (NASDAQ:SOLF), a leading manufacturer of photovoltaic (PV) cells and modules in China, and Ecostream, a leading renewable energy system integrator based in the Netherlands, are pleased to announce a supply framework agreement in which Ecostream has indicated its intention to procure 182MW of photovoltaic modules from Solarfun between 2007 - 2010. As a part of this agreement, Ecostream has committed to purchase 12MW of photovoltaic modules from Solarfun in 2007.

    Solarfun Chairman and CEO Yonghua Lu commented, "This framework agreement represents a significant step in expanding our sales volume to European countries. Ecostream is a leading renewable energy solution provider with a significant market share in the solar energy sector in Europe. We are happy to be collaborating with such a reputable company and look forward to developing specific product features that will effectively fulfill the needs of Ecostream's customers in Europe."

    Steven Pleging, CEO of Ecostream International added, "We are pleased to choose Solarfun as a premium supplier of solar modules. We believe that this collaboration will help strengthen the leading positions of both companies in the current competitive solar market. In particular, Solarfun's technology and manufacturing expertise will help us provide high quality modules at a competitive price to our end customers".

    About Solarfun

    Solarfun Power Holdings Co, Ltd. manufactures both PV cells and PV modules, provides PV cell processing services to convert silicon wafers into PV cells, and supplies solar system integration services in China. The Company produces both monocrystalline and multicrystalline silicon cells and modules, and manufactures 100% of its modules with in-house produced PV cells. Solarfun sells its products both through third-party distributors and directly to system integrators. The Company was founded in 2004 and its products have been certified to TUV and UL safety and quality standards

    http://www.solarfun.com.cn

    About Ecostream

    Ecostream - a pioneer in the use of sustainable energy - provides high quality solar systems at a competitive price. With two decades of experience. Ecostream has installed 4,000 renewable energy systems across Europe, providing investors, farmers, small and medium enterprises and private home owners with long-term financial benefits. In Europe, Ecostream is growing quickly in the construction of ground based systems including projects in Spain, Germany and Italy.

    Ecostream is part of the Econcern group, whose mission is to ensure "a sustainable energy supply for everyone". Econcern specializes in delivering expert services, products and projects in all areas of sustainable energy and energy efficiency.

    http://www.ecostream.com

    Safe Harbor Statement

    Except for statements in respect of historical matters, the statements in this release contain "forward-looking statements" within the meaning of Section 27A of the U.S. Securities Act of 1933 and
Section 21E of the U.S. Securities Exchange Act of 1934. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual performance, financial condition or results of operations of Solarfun to be materially different from what is stated or may be implied in such forward-looking statements. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors. For a list of these factors, please refer to Solarfun's filings with the U.S. Securities and Exchange Commission.

    The forward-looking statements in this release reflect the current belief of Solarfun as of the date of this release and Solarfun undertakes no obligation to update these forward-looking statements for events or circumstances that occur after such date or to reflect the occurrence of unanticipated events.

    CONTACT: Solarfun Power Holdings Co., Ltd.
             Investor Relations
             Tony Wang, 8621-6306-8907
             IR@solarfun.com.cn
             or
             Christensen
             Christopher Gustafson, 212-618-1978 or 1-602-980-0048
             cgus@ChristensenIR.com
             or
             Ecostream:
             Pieter Baeten, + 31 (0)30 - 280 83 52
             p.baeten@ecostream.com